DAIWA

台和商事控股有限公司

DAIWA ASSOCIATE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

RECEIVED

2004 AUG -3 A 6:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04035905

SUPPL

Exemption No. 82-4402

26 July 2004

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549
USA

By registered air-mail

Dear Sirs,

Daiwa Associate Holdings Ltd - Announcement of Financial Results 2003/2004
Exemption No. 82-4402

On behalf of Daiwa Associate Holdings Limited, a company incorporated in Bermuda and listed in Hong Kong, we are furnishing herewith the document described below pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934:

The Company's Announcement regarding its consolidated financial results for the year ended 31 March 2004 and the Company's Notice of Annual General Meeting, both dated 26 July 2004 published in (in the English version) the *China Daily,* and (in the Chinese version) the *Hong Kong Economic Times.*

The Chinese version of the announcement substantially restates the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

Yours truly,
On behalf of the Board
Daiwa Associate Holdings Limited

Lesley LEE
Company Secretary
Enc
c.c. Ms Kammy Yuen – BNY Hong Kong Office by fax : (852) 2877 0863

DAIWA ASSOCIATE HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)
(Stock code: 1037)

RESULTS FOR THE YEAR ENDED 31 MARCH 2004

On behalf of Daiwa Associate Holdings Limited, I would like to present to shareholders the Group's audited report for the year ended 31 March 2004.

I am taking this opportunity to express our gratitude to the Group's staff for their contributions enabling the Group to work through a tough business environment and securing a fair performance for the preceding year.

Results and Dividend

The Group has recorded an operation profit of HK$16.4 million. The consolidated net profit after taxation and minority interests for the year ended 31 March 2004 of HK$14.5 million (restated 2003: HK$11.8 million) represents a growth of 22.9% from last reported years. The basic earnings per share is HK 9.13 cents (restated 2003: HK7.42 cents). During the year, turnover of the Group was increased to HK$841.6 million (2003: HK$773.5 million), representing an increase of 8.8% from that of the previous financial year.

The Board of Directors has recommended a final dividend of HK1.0 cent per ordinary share payable to shareholders whose names appear on the Register of Members of the Company on 18 Aug 2004. Subject to the shareholders' approval at the forthcoming annual general meeting, the dividend will be payable on 28 Sep 2004. During this year, an interim dividend of HK1.5 cents per ordinary share amounting to HK$2.4 million was distributed.

Liquidity and Financial Resources

At 31 March 2004, the Group's net current assets amounted to HK$150.4 million and the shareholders' equity were HK$280.8 million. The total loan and finance lease was at a low level of HK$51.2 million and the gearing ratio which is defined as total borrowings, excluding minority interests and deferred taxation to shareholders' equity was 0.18. The year-end cash and bank balances were HK$68 million while after net of bank borrowings was HK$20.6 million.

At 31 March 2004, total available banking facilities of the Group were approximately HK$113.9 million, of which HK$42.4 million was available for use. Finance lease obligations outstanding on the same date amounted to HK$3.2 million.

The Group's assets are mostly financed by shareholders' equity, trade payables and bank borrowings. Trade payables and bank borrowings are repayable within one year. The borrowings, cash and cash equivalents are mainly denominated in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of these currencies are relatively stable, the Group generally does not use any financial instruments to hedge the foreign currency liabilities, assets or investments except for foreign currency contract for trade payables. The Group also monitors the mix of the borrowings, cash and cash equivalents relating to these currencies to minimize the effect of the exchange risk. The Group's borrowings are bearing interest at floating rates. Throughout the year ending 31 March 2004, the Group did not pledge any of its fixed assets for securing banking facilities. The Group had contingent liabilities in respect of guarantees issued by banks to the Group's suppliers amounting to HK$24.1 million.

Due to the development of both distribution and manufacturing businesses, turnover in the reported year was increased and inventory level was relatively increased to HK$131.6 million (2003: HK$121.3 million). Stock turnover was controlled under 65 stock turnover days.

BUSINESS REVIEW AND PROSPECT

The Group is engaged in two major businesses, namely:

— EMS (Contract Electronic Manufacturing Services), OEM and ODM business

— Electronic Components — Distribution and Manufacturing

EMS (Contract Electronic Manufacturing Service), OEM and ODM

Turnover under this category of the reporting year was HK$311.5 million, representing a growth of 11.3% when compared with the same period of last reported year (2003: HK$279.9 million).

EMS

The business of EMS manufacturing in the reported year is remarkable. The sales turnover of this sector was HK$178.8 million, which represents a rapid growth of 28.2% (2003: HK$139.5 million) when compared with the same period of last reported year.

Providing Electronic Manufacturing Services is one of the major contributions to the Group's profit. The new EMS production plant was opened and new equipment was set up to further facilitate the EMS manufacturing with dustproof clean-room and anti-static assembling floors. Advanced SMD mounters, high precision automatic solder paste printer, automatic optical checker, in-circuit tester and nitrogen filled re-flow furnace were also installed. With less headcount of labor resources and higher margin, the result of new EMS projects was encouraging.

OEM and ODM

The OEM and ODM manufacturing business of consumer electronic products were steady. The sales turnover of this sector was $132.7 million, which represents a slight decrease of 5.5% when compared with the same period of last reported year (2003: HK$140.4 million).

The Group has strong engineering teams in mechanical, electronic as well as software engineering. As one of the few qualified manufacturers of renowned and sizable end buyers such as Wal-Mart and Timex, the Group gained quite a number of new customers and the management expects that business in this aspect would have a reasonable growth in the forthcoming years.

Other than the ISO9000 certification, the Group successfully qualified for the QS9000 certification for the automobile industry. The Group is now implementing management systems towards the ISO14000 environmental certification.

ELECTRONIC COMPONENTS — Distribution and Manufacturing

Business under this sector grew steady in the last reported year. The sales turnover was HK$530.1 million, representing a growth of 7.4% when compared with the same period of last reported year (2003: HK$493.6 million).

Electronic Components Distribution

In the reporting year, prices and demand for electronic components

Notes:

1. **Basis of preparation**

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention.

In the current year, the Group adopted the revised Statement of Standard Accounting Practice Number 12 "Income taxes" ("SSAP 12") issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2003. The adoption of the revised SSAP 12 represents a change in accounting policy, which has been applied retrospectively that the comparative presented have been restated to confirm the change in policy. In this connection, the opening retained profits at 1 April 2002 and 2003 have been reduced by HK$3,490,000 and HK$4,028,000, respectively, which represent the unprovided net deferred tax liabilities. This change has resulted in an increase in deferred tax assets and deferred tax liabilities at 31 March 2003 by approximately HK$331,000 and HK$4,359,000 respectively.

2. **Turnover, Revenues and Segment Information**

An analysis of the Group's turnover and results by business segments and geographical segments is as follows:

(a) ***Primary reporting format — business segments:***

	Electronic Components-Distribution and Manufacturing		EMS, OEM and ODM Business		Eliminations		Group	
	2004 HK$'000	2003 HK$'000 Restated	2004 HK$'000	2003 HK$'000 Restated	2004 HK$'000	2003 HK$'000	2004 HK$'000	2003 HK$'000 Restated
Turnover								
External sales	530,126	493,556	311,480	279,931				
Inter-segment sales	2,796	5,042	266	1,470	(3,062)	(6,512)		
	532,922	498,598	311,746	281,401	(3,062)	(6,512)	841,606	773,487
Segment results	5,873	6,638	10,547	11,577			16,420	18,215
Finance costs							(1,074)	(764)
Share of losses of jointly controlled entities							(160)	(3,298)
Taxation							(1,924)	(2,507)
Minority interests							1,240	150
Profit attributable to shareholders							14,502	11,796
Assets								
Segment assets	255,105	228,088	180,079	166,203			435,184	394,291
Unallocated assets							38,309	36,464
Total assets							473,493	430,755
Liabilities								
Segment liabilities	116,217	91,500	71,044	61,205			187,261	152,705
Unallocated liabilities							5,446	5,770
Total liabilities							192,707	158,475
Other information								
Capital expenditure	8,081	10,065	11,977	5,607			20,058	15,672
Depreciation, amortisation and impairments	7,884	5,161	8,045	5,401			15,929	10,562

(b) ***Secondary reporting format — geographical segments:***

	Turnover		Capital expenditure		Total assets	
	2004 HK$'000	2003 HK$'000	2004 HK$'000	2003 HK$'000	2004 HK$'000	2003 HK$'000 Restated
Hong Kong and Mainland China	536,690	484,165	20,058	15,672	473,493	430,755
United States of America	107,610	115,598	—	—	—	—
Europe	78,200	70,178	—	—	—	—
Japan	111,576	87,267	—	—	—	—
Other Asian countries	7,530	16,279	—	—	—	—
	841,606	773,487	20,058	15,672	473,493	430,755

3. **Operating Profit**

The Group is one of the leading distributors of electronic components in Hong Kong acting as an authorized distributor for Toshiba, Panasonic, On-semiconductor, Lite-on, Sino America Silicon, Arnold Magnetics and the Group's own brand COS. The Group has established various sales offices in Shenzhen, Guangzhou, Shanghai and Beijing, PRC.

The Group is keeping on providing advanced engineering support for software as well as hardware design-in service for customers. The sector successfully provides MCU (Micro Computer Unit) solutions for VCD, Boom-box, Music Centre, and Power Supply and has gained good recognition from customers.

Electronic Components Manufacturing

Business under this sector was under pressure in the reported years. Turnover of Electronic Component Manufacturing was HK$102 million (2003: HK$114.3 million), which represents a decrease of 10.8% when compared with the same period of last reported year.

The Group manufactures Diodes (DO35, DO34, mini-MELF and DO41 packages), Transistors (SOT23 and TO92 packages), Variable Resistors, Electronic Wires and Harnesses.

Diodes and Transistors

In the reported year, the demand for Diodes was steady but the demand for Transistor dropped sharply. Turnover of this sector was decreased by 10.8% when compared with the last reported year.

The Group has over 15 years of experience in the manufacturing of Diodes and Transistors under the Group's registered trademark "COS". The Group produces epoxy encapsulated TO92, SOT23 and DO41 Transistors and Diodes, glass sealed DO35, DO34 and mini-MELF diodes.

Demand for Transistors picked up in the last quarter of the reported year and there is a good projection of sales increase in the coming fiscal year. Monthly capacity of the Diodes was increased from 800 million pieces to 1,000 million pieces in the reported year and will further be increased to 1,200 million pieces in the coming fiscal year. The Group will also set up new facility for DO41 rectifier diodes in the Yun-fu production plant and the monthly capacity will be increased from the present 40 million pieces to 60 million pieces.

Wire and harnesses

The demand for this sector was steady. Sales turnover of this sector had a slight growth of 1.4% in the same period last year.

Manufacturing of electronic wire and harnesses is still at an entry level of business for the Group. The Group obtained international safety standard certifications such as UL, CUL, CCC, VDE, CSA and BS. Quality of these products was steady and the sector had started to supply products to PRC customers.

Employees

At 31 March 2004, the Group employed a total of approximately 6,000 employees of which 120 were Hong Kong based while most of the others were PRC employees in different production site. Sales personnel are remunerated by salaries and incentives in accordance with the achievement of their sales target. General staff are offered year-end discretionary bonus, which is based on the divisional profit and individual appraisals. The Group also provides a Mandatory Provident Fund and medical benefits to all Hong Kong employees. During the reported period, no share options had been granted to employees.

FUTURE PROSPECT

The Group has gained good recognitions from existing customers as well as new customers. Not only new projects from exiting customers are moving actively to the Group's EMS plant, the Group has also attracted new EMS customers from Scotland and Japan. The management believes that contribution in this sector will have an aggressive growth in the coming fiscal year.

In the Distribution sector of electronic components, the Group has extended further investment in sales management and will also set up a new office in Cheng-du, PRC. With the development of the core electronic components brands and with contributions from new suppliers, the management believes that the turnover and profit contribution will have a reasonable growth in the coming fiscal year.

In the ODM sector, the Group also gained substantial orders from Wal-Mart. To cater for the future development of ODM and OEM business, the Group has acquired two pieces of land in He-yuan, PRC of a total area of 240,000 square meters to cater for the future development of ODM and OEM manufacturing businesses. The cost of the land is Rmb 4 million and Rmb 8 million dollars respectively. The Group intends to move the metal work production, wire and harnesses production and will also set up a joint venture plastic injection factory in the site.

The Group has also entered into a sales and purchase agreement for the acquisition of a company "Elite Century Holdings Ltd" at the price of HK$47 million. The target company is controlled by Mr. LAU Tak Wan, the President of the Group. Elite has been established in Canada since 1989 and is engaged in personal computer business in Canada with sales offices in Toronto, Nova Scotia, British Columbia and Alberta. 30% of Elite's turnover is purchasing from Asia in which most of the products can be produced by the Group's facilities. The synergy of merging the capabilities of Elite and Daiwa can bring the development of the two companies towards the integration of marketing and manufacturing. The fund for acquisition will be financed by a right issue of 2 Rights Shares for every 3 Shares and will be proceeding in August 2004. Mr. LAU has also applied for Whitewash Waiver pursuant to the requirements under the Listing Rules and/or Takeovers Code.

The management believes that the coming year will be a year of harvest after the investment in product and management development of the Group in the past years.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 March 2004

	Note	2004 HK$'000	2003 HK$'000 Restated
Turnover	2	841,606	773,487
Cost of sales		(727,632)	(669,581)
Gross profit		113,974	103,906
Other income		1,833	809
Selling and distribution expenses		(25,524)	(21,551)
General and administrative expenses		(73,863)	(64,949)
Operating profit	3	16,420	18,215
Finance costs		(1,074)	(764)
Share of losses of jointly controlled entities		(160)	(3,298)
Profit before taxation		15,186	14,153
Taxation	4	(1,924)	(2,507)
Profit after taxation		13,262	11,646
Minority interests		1,240	150
Profit attributable to shareholders		14,502	11,796
Dividends	5	3,970	4,764
Earnings per share			
— Basic	6	9.13 cents	7.42 cents
— Diluted	6	9.13 cents	7.41 cents

	2004 HK$'000	2003 HK$'000 Restated
Staff costs (including of directos' emoluments)	69,585	65,810
Operating lease rental	1,628	1,754
Depreciation	13,564	10,257
Loss on disposal of fixed assets	641	185
Amortisation and impairment loss of goodwill	2,365	305
Provision for bad and doubtful debts	621	1,025
Provision for inventory losses	3,572	180

4. **Taxation**

The company is exempted from taxation in Bermuda. Hong Kong profits tax has been provided at the rate of 17.5% (2003: 16%) on the estimated assessable profits arising in or derived from Hong Kong. Mainland China enterprise income tax is calculated at the rates applicable to the respective subsidiaries.

	2004 HK$'000	2003 HK$'000 Restated
Current Taxation:		
Hong Kong profits tax		
— Current year	2,310	1,514
— Overprovision in previous years	(217)	(65)
Mainland China enterprise income tax	590	520
Deferred taxation relating to the origination and reversal of temporary differences	(1,171)	538
Deferred taxation resulting from an increase in tax rate	412	—
	1,924	2,507

5. **Dividends**

	2004 HK$'000	2003 HK$'000
Interim, paid, of HK$0.015 (2003: HK$0.015) per share	2,382	2,382
Final, proposed, of HK$0.01 (2003: HK$0.015) per share	1,588	2,382
	3,970	4,764

6. **Earnings per share**

The calculation of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of HK$14,502,000 (restated 2003: HK$11,796,000).

The basic earnings per share is based on the weighted average of approximately 158,810,000 shares (2003: 159,033,000 shares) in issue during the year. The diluted earnings per share is based on approximately 158,810,000 shares (2003: 159,119,000 shares), which is the weighted average number of ordinary shares in issue during the year plus the weighted average of Nil share (2003: 86,000 shares) deemed to be issued at no consideration if all outstanding share options had been exercised.

7. **Reserves**

	Note	2004 HK$'000	2003 HK$'000 Restated
Balance as at beginning of year, as previously reported		274,373	266,039
Effect of change in an accounting policy	1	(4,028)	(3,490)
Balance as at beginning of year, as restated		270,345	262,549
Profit attributable to shareholders		14,502	11,796
Translation adjustments		27	136
Dividends paid	5	(4,764)	(3,977)
Issue of shares		—	168
Repurchase of shares		—	(327)
Balance as at end of year		280,110	270,345

COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

The Directors of the Company confirmed that they are not aware of any information which would reasonably indicate that the Company is not, or was not in compliance with the Code of Best Practice, as set out in Appendix 14 of the Listing Rules, at any time during the year ended 31 March 2004 except for not specifying the terms of appointment of independent non-executive directors.

According to the bye-laws of the Company, independent non-executive directors are subject to retirement by rotation and re-election at the annual general meeting.

AUDIT COMMITTEE

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for the Formation of An Audit Committee" published by the Hong Kong Society of Accountants. Audit Committee provides an important link between the Board and the company's auditors in matters coming within the scope of the group audit. It also reviews the effectiveness of both the internal audit and of internal controls and risk evaluation. The Committee comprises two independent non-executive directors, namely Mr. Barry John BUTTIFANT and Mr. YUEN Chi Choi, Simon. Two meetings were held during the current financial year.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold and redeemed any of the Company's listed securities during the six months ended 31st March 2004.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing the information required by paragraph 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

As at the date of this announcement, the board of directors of the Company comprises Mr. Lau Tak Wan, Mr. Wan Chor Fai, Mr. Mak Hon Kai, Stanly, and Ms. Chan Yuen Mei, Pinky as executive Directors and Mr. Yuen Chi Choi, Simon and Mr. Barry John Buttifant as independent non-executive Directors.

By order of the Board
LAU TAK WAN
President

Hong Kong, 23 July 2004

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

台和商事控股有限公司

(於百慕達註冊成立之有限公司)
(股份代號：1037)

業績報告
截至二零零四年三月三十一日止年度

本人謹代表台和商事控股有限公司向各股東提呈截至二零零四年三月三十一日止年度之週年報告。

本人藉此感謝各員工對集團之貢獻及努力，共渡艱難的營商環境及確保集團於過去一年成績尚穩健。

業績及股息

截至二零零四年三月三十一日止年度，本集團錄得經營盈利一千六百四十萬港元，而除税及少數股東權益後之綜合淨盈利一千四百五十萬港元(二零零三年重列：一千一百八十萬港元)，比去年同期增加百分之二十二點九。每股基本盈利為9.13港仙(二零零三年重列：7.42港仙)。集團之營業額亦增至八億四千一百六十萬港元(二零零三年：七億七千三百五十萬港元)，比去年增長百分之八點八。

董事局建議向於二零零四年八月十八日名列本公司股東名冊之股東派發末期股息每股1.0港仙。如股東週年大會上獲股東通過，末期股息將於二零零四年九月二十八日派發。本年度已派發中期股息每普通股派1.5港仙，合共二百四十萬港元。

流動資金及財務資源

於二零零四年三月三十一日，本集團之流動資產淨值達一億五千零四十萬港元，而股東資本為二億八千零八十萬港元。貸款與融資租約承擔總額維持低水平於五千一百二十萬港元，而資本負債比率(借貸總額扣除少數股東權益及延遞税項後除以股東資金)為0.18。年底現金及銀行結餘為六千八百萬港元，而扣除銀行借貸後，結餘為二千零六十萬港元。

於二零零四年三月三十一日，本集團所獲之總銀行信貸額約一億一千三百九十萬港元，而仍可動用之信貸額為四千二百四十萬港元。在同日融資租約承擔為三百二十萬港元。

本集團之資產由股東資金、應付營業賬項及銀行借貸組成。應付營業賬項及銀行借貸需於一年內償還。借貸、現金及現金等額主要以港元、美元及人民幣為單位。由於這些貨幣匯率較穩定，本集團除了外幣合同之應付營業賬項外，在外幣負債、資產及投資一般沒有使用貨幣對沖工具。本集團監控與以上貨幣組合有關之負債、現金及現金等額，以減低匯兑風險。集團之貸款均按浮動息率計算。於二零零四年三月三十一日年度期間，本集團並無抵押固定資產作銀行信貸。本集團就銀行發出信貸擔保予一個供應商而有或然負債二千四百一十萬港元。

由於本年度經銷及製造業務發展中，營業額因而增加，存貨水平輕微上升至一億三千一百六十萬港元(二零零三年：一億二千一百三十萬港元)，庫存流轉控制低於六十五天。

業務回顧及前景

本集團致力於以下二項主要業務：

— 合約電子專業生產服務(EMS)及原產品設計及生產(OEM and ODM)業務

— 電子元器件一經銷及製造業務

合約電子專業生產服務(EMS)及原產品設計及生產(OEM and ODM)業務

此部份之營業額為三億一千一百五十萬港元(二零零三年：二億七千九百九十萬港元)，比去年同期增長百分之十一點三。

合約電子專業生產服務(EMS)

本年度EMS製造業務成績顯著增長，此部份之營業額為一億七千八百八十萬港元(二零零三年：一億三千九百五十萬港元)，比去年同期增長百分之二十八點二。

合約電子專業生產服務是集團其中一個主要盈利來源。本年度，EMS新大樓已建成，並已裝置新設備包括無塵間及無靜電裝配工場。此部門亦已添置先進之SMD貼片機、精確自動化錫漿印刷機、自動化光學檢測儀，in-circuit測量器及充氮回流爐；由於減少工人數量而令到盈利提高，此部份之成績令人鼓舞。

原產品設計及生產(OEM and ODM)業務

原產品設計及生產(OEM and ODM)電子消費產品製造業務表現穩定，此部份之營業額為一億三千二百七十萬港元(二零零三年：一億四千零四十萬港元)，比去年同期輕微減少百分之五點五。

集團於機械、電子及軟件工程方面擁有強大之隊伍。本集團自成為著名大型買家如Wal-Mart及Timex等其中之一個少數合資格生產商後，同時獲得一定數量之新客戶。管理層預期此方面業務於未來數年有合理之增長。

除了獲得ISO9000認證外，集團亦已成功取得QS9000之汽車業認證，集團之品質管理部現正在進行ISO14000之環保認證程序。

電子元器件 — 經銷及製造業務

本年度此部份成績持續穩定增長，本年度此方面之營業額為五億三千零十萬港元，比去年增長百分之七點四(二零零三年：四億九千三百六十萬港元)。

電子元器件經銷業務

本年度此部份電子元器件之價格及需求均上升，營業額錄得四億二千八百一十萬港元(二零零三年：三億七千九百二十萬港元)，與去年同期比較增長百分之十二點九。

本集團是香港電子元器件經銷業之其中一領導者，為東芝、松下、安森美(On-Semiconductor)、Lite-on、Sino America Silicon及阿諾德磁材(Arnold Magnetics)之授權經銷商及銷售本集團之品

附註：

1. **編製基準**

本賬目乃按照香港公認會計原則及香港會計師公會頒佈之會計標準編製。賬目並依據歷史成本敘規法編製。

於本年度，本集團採納由香港會計師公會頒佈之會計準則第12號「所得税」，分別於二零零三年一月一日或以後開始之會計期間生效。會計實務準則第12號(經修訂)之會計政策變更已被追溯應用及重列，二零零二年及二零零三年四月一日之期初保留盈利已分別減少3,490,000港元及4,028,000港元，為未撥備遞延税項負債淨額。是項調整導致二零零三年三月三十一日之遞延税項資產及遞延税項負債分別增加331,000港元及4,359,000港元。

2. **營業額、收益及分部資料**

本集團之營業額及業績依主要業務及經營地區分析如下：

(a) 主要報告形式－業務分部資料：

	電子元器件經銷及製造 二零零四年 千港元	電子元器件經銷及製造 二零零三年 千港元 重列	合約電子專業生產服務及原產品設計及生產業務 二零零四年 千港元	合約電子專業生產服務及原產品設計及生產業務 二零零三年 千港元 重列	抵銷項 二零零四年 千港元	抵銷項 二零零三年 千港元	集團 二零零四年 千港元	集團 二零零三年 千港元 重列
營業額								
業外銷售	530,126	493,556	311,480	279,931				
分部間銷售	2,796	5,042	266	1,470	(3,062)	(6,512)		
	532,922	498,598	311,746	281,401	(3,062)	(6,512)	841,606	773,487
分部盈利	5,873	6,638	10,547	11,577			16,420	18,215
融資成本							(1,074)	(764)
應佔盈利減虧損 共同控制實體							(160)	(3,298)
税項							(1,924)	(2,507)
少數股東權益							1,240	150
股東應佔盈利							14,502	11,796
資產								
分部資產	255,105	228,088	180,079	166,203			435,184	394,291
未分配資產							38,309	36,464
總資產							473,493	430,755
負債								
分部負債	116,217	91,500	71,044	61,205			187,261	152,705
未分配負債							5,446	5,770
總負債							192,707	158,475
其他資料								
資本性開支	8,081	10,065	11,977	5,607			20,058	15,672
折舊、攤銷及耗蝕虧損	7,884	5,161	8,045	5,401			15,929	10,562

(b) 次要分部報告－地區分部資料：

	營業額 二零零四年 千港元	營業額 二零零三年 千港元	資本性開支 二零零四年 千港元	資本性開支 二零零三年 千港元	總資產 二零零四年 千港元	總資產 二零零三年 千港元
香港及中國大陸	536,690	484,165	20,058	15,672	473,493	430,755
美國	107,610	115,598	—	—	—	—
歐洲	78,200	70,178	—	—	—	—
日本	111,576	87,267	—	—	—	—
其他亞洲國家	7,530	16,279	—	—	—	—
	841,606	773,487	20,058	15,672	473,493	430,755

3. **經營盈利**

經營盈利已扣除如下：

	二零零四年 千港元	二零零三年 千港元 重列
員工成本(包括董事酬金)	69,585	65,810

牌COS。而集團在深圳、廣州、上海及北京已成立多個銷售辦事處。

集團繼續提供先進之軟件工程支援及為客戶提供硬件設計方案，集團使用微型控制器(MCU)，已成功地為為客戶之VCD、手提音響、音樂中心及電源提供解決方案，並獲得客戶之認同。

元器件製造業務

本年度此部份之業務受到一定的壓力，電子元器件製造業務之營業額為一億零二百萬港元(二零零三年：一億一千四百三十萬港元)，與去年同期比較減少百分之十點八。

本集團製造二極管(DO35、DO34、微型MELF及DO41封裝)、三極管(SOT23及TO92封裝)、可變電阻及電線。

二極管及三極管

於報告期間，二極管之需求穩定，但三極管之需求則大幅下降。此部份營業額與去年比較下降百分之十點八。

本集團已有超過十五年經驗在集團註冊商標「COS」之下製造二極管及三極管。集團生產環氧樹脂封裝之TO92、SOT23及DO41二極管及三極管、玻璃封裝之DO35、DO34及微型MELF貼片型二極管。

本年度最後一個季度，二極管及三極管之需求回復正常水平，預計在下一個財政年度的銷售會上升。而二極管生產量由每月八億粒上升至十億粒，並預計下一個財政年度將上升至十二億粒。本集團將於雲浮廠房設置DO41整流二極管設備，每月生產能力將由現時四千萬粒增至六千萬粒。

電線

此部份需求穩定，營業額輕微增長百份之一點四。

製造電線業務在整個集團中仍是處於初階水平。集團已取得UL、CUL、CCC、VDE、CSA及BS等之國際安全標準證書。產品之品質亦維持穩定，並已開始供應給中國國內之客戶。

員工

於二零零四年三月三十一日，本集團共聘請了約六千名僱員，其中香港有一百二十名，其餘大部份為國內各生產基地之僱員。業務員之薪酬包括工資及佣金，佣金是按個人營業指標而釐定；一般僱員除薪金外，可享有年終花紅，數額因應部門之盈利及個人表現評估而決定。集團亦提供強積金及醫療福利給予所有香港僱員。於此報告時期，沒有僱員被授予購股權。

業務前景

集團獲得現有及新客戶之認同，不單現有客戶主動將新計劃轉到本集團之EMS廠房，同時亦吸引蘇格蘭及日本之新EMS客戶。管理層相信此部份盈利貢獻在來年將激增。

於電子元器件經銷業務方面，本集團繼續投資於銷售管理，並將於中國成都設立新辦事處。由於主要電子元器件品牌發展及新供應商之盈利貢獻，管理層相信來年銷售及盈利均有合理增長。

於ODM部份，集團獲得Wal-Mart之重大訂單。為了配合ODM及OEM業務之未來發展，集團已購買位於中國河源兩幅總面積二十四萬平方米之土地，土地價值分別為人民幣四百萬及八百萬元。集團考慮將五金生產部門、電線生產部門及將成立之合伙經營塑膠廠遷移到此新地點。

集團已與「Elite Century Holdings Ltd」簽訂收購買賣協議，代價為四千七百萬港元。此公司由劉得還先生，本集團主席控制。Elite於一九八九年在加拿大成立，主要從事個人電腦業務，在加拿大多倫多、新斯科細亞、英屬哥倫比亞及亞伯達均設有銷售辦事處。Elite 營業額其中百分之三十購自亞洲，而大部份之產品可由集團之設備生產。Elite及台和此次合併可綜合兩家公司市場銷售及製造業務發展。此次收購之資金由供股按每持有三股現有股份配發兩股供股股份，將於二零零四年八月得到。劉先生亦依據上市規則及／或收購守則申請清洗豁免。

管理層相信過去數年投資於產品發展及管理層推廣，來年將會是收成的一年。

綜合損益表
截至二零零四年三月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元 重列
營業額	2	841,606	773,487
銷售成本		(727,632)	(669,581)
毛利		113,974	103,906
其他收益		1,833	809
銷售及經銷開支		(25,524)	(21,551)
行政開支		(73,863)	(64,949)
經營盈利	3	16,420	18,215
融資成本		(1,074)	(764)
應佔共同控制實體虧損		(160)	(3,298)
除稅前盈利		15,186	14,153
稅項	4	(1,924)	(2,507)
除稅後盈利		13,262	11,646
少數股東權益		1,240	150
股東應佔盈利		14,502	11,796
股息	5	3,970	4,764
每股盈利			
— 基本	6	9.13仙	7.42仙
— 攤薄	6	9.13仙	7.41仙

[illegible]	[illegible]	[illegible]
營運租約租金	1,628	1,754
折舊	13,564	10,257
固定資產變賣虧損	641	185
商譽攤銷及耗蝕虧損	2,365	305
呆壞賬準備	621	1,025
存貨損失準備	3,572	180

4. 稅項

本公司獲豁免百慕達稅項。香港利得稅乃根據在香港註冊成立的附屬公司在香港產生或源自香港之估計應課稅溢利按17.5%(二零零三年：16%)之稅率提撥準備。中國企業所得稅按適用於有關附屬公司應繳之稅率而計算。

	二零零四年 千港元	二零零三年 千港元 重列
當期稅項：—		
香港利得稅		
— 本年度	2,310	1,514
— 往年度撥備剩餘	(217)	(65)
中國企業所得稅	590	520
遞延稅項暫時差異的產生及轉回	(1,171)	538
稅率提高產生之遞延稅項	412	—
	1,924	2,507

5. 股息

	二零零四年 千港元	二零零三年 千港元
已派發中期股息每股0.015港元(二零零三年：0.015港元)	2,382	2,382
擬派末期股息每股0.01港元(二零零三年：0.015港元)	1,588	2,382
	3,970	4,764

6. 每股盈利

每股基本及攤薄盈利是根據股東應佔盈利14,502,000港元(重列二零零三年：11,796,000港元)計算。

每股基本盈利乃按年內已發行股份之加權平均數約158,810,000股(二零零三年：159,033,000股)計算。每股攤薄盈利根據約158,810,000股(二零零三年：159,119,000股)計算，即年內已發行普通股之加權平均數，加上假設所有未行使之購股權皆已行使而被視作以無償發行之加權平均數零股(二零零三年：86,000股)普通股計算。

7. 儲備

	附註	二零零四年 千港元	二零零三年 千港元 重列
於期初結餘，如前呈報	1	274,373	266,039
修訂會計政策之影響		(4,028)	(3,490)
於期初結餘，經重列		270,345	262,549
股東應佔盈利		14,502	11,796
外幣換算		27	136
已付股息	5	(4,764)	(3,977)
發行股份		—	168
購回股份		—	(327)
於期末結餘		280,110	270,345

遵守上市規則之最佳應用守則

除獨立非執行董事之任期並無訂明外，本公司之董事確認並不知悉任何資料，足以合理顯示本公司於二零零四年三月三十一日止期間之任何時間內曾經或現時，未有遵守上市規則附錄十四所載之最佳應用守則。

根據本公司組織章程細則規定，獨立非執行董事須於股東週年大會上輪值告退，並可膺選連任。

審核委員會

本公司已參照由香港會計師公會發出之「成立審核委員會指引」編製及採納列明審核委員會之職權及責任之職權範圍書。審核委員會就集團審計範圍內的事項擔任董事會與公司核數師之間的重要橋樑。審核委員會亦負責檢討公司內部審核工作，以及內部監控與風險評估等方面的效能。委員會由兩位獨立非執行董事畢滌凡先生及袁致才先生組成。委員會於本財政年度內已召開二次會議。

購買、出售或贖回本公司之上市證券

本公司或其任何附屬公司於截至二零零四年三月三十一日止期間內概無購買、出售或贖回任何本公司之上市證券。

在聯交所網頁刊登其他資料

本公司將於適當時候在聯交所網頁刊登載有上市規則附錄16第45(1)至45(3)段所規定資料之詳細業績公佈。

於本公佈日，本公司董事會由執行董事劉得還先生、尹楚輝先生、麥漢佳先生及陳婉薇女士，以及獨立非執行董事袁致才先生及畢滌凡先生組成。

承董事會命
總裁
劉得還

香港，二零零四年七月二十三日